Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-224333-04

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$425,000,000 2.25% FIRST MORTGAGE BONDS, SERIES DUE APRIL 1, 2031

$425,000,000 3.20% FIRST MORTGAGE BONDS, SERIES DUE APRIL 1, 2052

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	March 23, 2021
Settlement Date:	March 30, 2021 (T+5)
	2031 Bonds	2052 Bonds
Principal Amount:	$425,000,000	$425,000,000
Maturity Date:	April 1, 2031	April 1, 2052
Interest Payment Dates:	Semi-annually on April 1 and October 1, commencing on October 1, 2021	Semi-annually on April 1 and October 1, commencing on October 1, 2021
Reference Benchmark Treasury:	1.125% due February 15, 2031	1.625% due November 15, 2050
Benchmark Treasury Price:	95-08	84-07
Benchmark Treasury Yield:	1.647%	2.369%
Spread to Benchmark Treasury:	+65 bps	+85 bps
Yield to Maturity:	2.297%	3.219%
Coupon:	2.25%	3.20%
Price to the Public:	99.582% of the principal amount	99.629% of the principal amount
Net Proceeds to Issuer:	$420,461,000 (after deducting the underwriting discount but before transaction expenses)	$419,704,500 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to October 1, 2030 (the 2031 par call date), T+10 bps (calculated to the 2031 par call date)	Prior to October 1, 2051 (the 2052 par call date), T+15 bps (calculated to the 2052 par call date)
Par Call:	On or after October 1, 2030, at par	On or after October 1, 2051, at par
CUSIP/ISIN:	665772 CT4 / US665772CT43	665772 CU1 / US665772CU16
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	MUFG Securities Americas Inc. PNC Capital Markets LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.

Co-Managers:	Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling MUFG Securities Americas Inc. toll-free at 1-877-649-6848, PNC Capital Markets LLC toll-free at 1-855-881-0697, TD Securities (USA) LLC toll-free at 1-855-495-9846, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.